EXHIBIT 3.13

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
ACCESS PHARMACEUTICALS, INC.

Access Pharmaceuticals, Inc. (the “Corporation”), a Delaware corporation, DOES HEREBY CERTIFY:

FIRST:  That at a meeting of the directors of the Corporation, a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, as previously amended, and declaring such amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED:  That it is advisable that Article V, Section A of the Corporation’s Certificate of Incorporation, as amended, relating to the authorized shares of stock of the Corporation be amended by deleting said Article V, Section A in its entirety and substituting the following therefor:

A. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares with a par value of one cent ($0.01) per share.

SECOND:  That thereafter, pursuant to resolution of the Board of Directors, a meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by the General Corporation Law of the State of Delaware voted in favor of the amendment.

THIRD:  That such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  That the effective date of this amendment shall be July 1, 2013.

IN WITNESS WHEREOF, Access Pharmaceuticals, Inc. has caused this Certificate to be executed by Stephen B. Thompson, its Secretary, this 1st day of July, 2013.

By: /s/ Stephen B. Thompson
Stephen B. Thompson
Secretary